[redacted]

09057745

AB
3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PMB SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4630 CAMPUS DRIVE, SUITE 101
(No. and Street)

NEWPORT BEACH (City) CALIFORNIA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GARY D. COHEE 959/999-8039
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section
FEB 23 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JM

OATH OR AFFIRMATION

I, GARY D. COHEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PMB SECURITIES CORPORATION, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature GARY D. COHEE

PRESIDENT AND CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. **Cash Flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) **Independent Auditors' Report on Internal Accounting Control**

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____________________

2 ____________________

3 ____________________

4 ____________________

5 ____________________

6 ____________________ Signature of Document Signer No. 1 ____________________ Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 19TH (Date) day of FEBRUARY (Month), 2009 (Year), by

(1) GREGORY A. GOODYEAR (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

GEORGIA F. SHAW
Commission # 1594071
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2009

Place Notary Seal Above

Signature Georgia F. Shaw
Signature of Notary Public GEORGIA F. SHAW

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: SEC ANNUAL AUDITED REPORT FORM X-17A-5, PART III

Document Date: FEBRUARY 18, 2009 Number of Pages: 14

Signer(s) Other Than Named Above: GARY D. COHEE

RIGHT THUMBPRINT OF SIGNER #1
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RIGHT THUMBPRINT OF SIGNER #2
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CONTENTS

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
PMB Securities Corporation
Newport Beach, California

We have audited the accompanying statement of financial condition of PMB Securities Corporation as of December 31, 2008, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PMB Securities Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10 thru 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule l7a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 7, the Company has incurred losses in the last several years, has a negative cash flow from operating activities of approximately $199,804 for the year ended December 31, 2008, and an accumulated deficit of approximately $1,879,142 million as of December 31, 2008. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets on amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence. Management's plans in regard to these matters are described in Note 7.

Long Beach, California
February 18, 2009

PMB SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash		$ 17,398
Deposits - Clearing firm		50,000
Commissions receivable		8,786
Prepaid expenses		7,568
Property and equipment, net of accumulated depreciation of $92,405		-
Other assets		6,676
Total assets		$ 90,428

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses		$ 15,570
Total liabilities		15,570
Commitments		-
Stockholder's equity:		
Common stock without par value; authorized 100,000 shares; issued and outstanding – 2,500 shares	$ 1,954,000	
Retained earnings (accumulated deficit)	(1,879,142)	
Total stockholder's equity		74,858
Total liabilities and stockholder's equity		$ 90,428

The accompanying notes are an integral part of these financial statements.

PMB SECURITIES CORPORATION
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2008

Revenues:		
Commissions and other income on securities transactions		$ 203,162
Interest income		6,068
Total revenues		209,230
Expenses:		
Commissions	$ 140,760	
Employee compensation and benefits	123,552	
Rent	46,200	
Professional fees	54,746	
General and administrative	82,828	
Total expenses		448,086
Loss before income taxes		(238,856)
Income taxes		800
Net loss		$ (239,656)

The accompanying notes are an integral part of these financial statements.

PMB SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

	Common Stock	Retained Earnings	Total
Balance at December 31, 2007	$ 1,737,000	(1,639,486)	97,514
Capital contribution	217,000	-	217,000
Net loss for the year ended December 31, 2008	-	(239,656)	(239,656)
Balance at December 31, 2008	$ 1,954,000	(1,879,142)	74,858

The accompanying notes are an integral part of these financial statements.

PMB SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net loss		$ (239,656)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	$ 3,068	
Decrease in receivables - commissions	27,340	
Increase in prepaid expenses	(1,132)	
Decrease in other assets	35,828	
Decrease in accounts payable and accrued expenses	(25,252)	
Total adjustments		39,852
Net cash flows used for operating activities		(199,804)
Cash flows from investing activities		-
Cash flows from financing activities:		
Stockholder contributions	217,000	
Net cash flows provided by financing activities		217,000
Net increase in cash		17,196
Cash, beginning of year		202
Cash, end of year		$ 17,398

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ 800
Cash paid during the year for interest expense	$ -

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Newport Beach, California, and is subject to a minimum net capital requirement of $50,000 under SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company acts as an introducing broker/dealer and clears all transactions with and for all customers on a fully disclosed basis with a clearing broker/dealer. The Company does not require collateral for its receivables and is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could vary from the estimates and such variance could be material.

Revenue Recognition/Security Transactions

Commissions on securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Interest income is recognized on money market accounts as earned. Referral fee income arising from investment advisory services is recognized as the services are performed pursuant to customer arrangements.

Property and Equipment

The Company depreciates its assets over their useful lives of three to seven years using the straight-line depreciation method. Major renewals and improvements are capitalized while repairs and maintenance, which do not significantly improve or extend the useful life, are expenses when incurred.

Income Taxes

The Company has elected S-corporation status. As an S-corporation, the taxable income or loss of the Company is passed through to the stockholder and reported on his person tax returns.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Concentration of Credit Risk

The Company currently maintains substantially all of its operating cash with a major financial institution. From time to time, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation, which is limited to $250,000, currently.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no material cash equivalents at December 31, 2008.

Fair Value of Financial Instruments

Management believes that the carrying amounts of the Company's financial instruments, consisting primarily of cash, deposits and accounts payable, and accrued liabilities approximated their fair values at December 31, 2008.

(2) OTHER ASSETS –SECURITIES

At December 31, 2008, included in other assets was an investment in one marketable equity security with a market value of $4,600.

(3) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Computer equipment and software	$ 41,111
Furniture and equipment	48,924
	92,405
Less accumulated depreciation	(92,405)
Net property and equipment	$ -

Depreciation expense totaled $3,068 for the year.

(4) RENTAL OF FACILITIES

The Company occupies facilities under a month-to-month agreement with monthly rental payments of $3,850.

(5) CONCENTRATION OF CREDIT RISK

The Company's customer base is located primarily in California. Financial instruments that potentially subject the Company to credit risk are trade receivables and investments. The Company uses an established clearing broker-dealer to clear all transactions for its primary receivables and requires no collateral. The Company's investments, which consist primarily of marketable securities, are continually reviewed for changing market value, and the carrying value is adjusted should it fall materially below cost.

(6) NET CAPITAL

The Company is subject to a $50,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to l. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2008, net capital was $64,724 which exceeded the required minimum capital by $14,724. The aggregate indebtedness to net capital ratio was .24 to 1.

(7) GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. For the year ended December 31, 2008, the Company had negative cash flows from operating activities of approximately $199,804. The Company had an accumulated deficit of approximately $1,879,142 as of December 31, 2008. In addition, the Company historically has losses from operations and a lack of profitable operational history, among other matters, that raise substantial doubt about its ability to continue as a going concern. The Company will attempt to increase revenues from commissions received from security trades and other cost cutting measures, such as payroll cost reductions. In the absence of significant increases in revenues and margins, the Company intends to fund operations through additional capital contributions from the sole stockholder. The successful outcome of future activities cannot be determined at this time and there are no assurances that, if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operations results.

These circumstances raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PMB SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2008

Total equity from statement of financial condition		$ 74,858
Less non-allowable assets:		
Other assets – Other receivables	$ 1,811	
Other assets – Deposits	265	
Prepaid expenses	7,568	
Payroll account	30	
Total non-allowable assets		(9,674)
Net capital before haircut		65,184
Haircut – Other assets - Securities		(460)
Net capital		$ 64,724

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	$ 50,000
Net capital from above	$ 64,724
Excess net capital	$ 14,724

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities – aggregate indebtedness	$ 15,570
Ratio of aggregate indebtedness to net capital	0.24 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

PMB SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2008

Not Applicable – The Company is exempt per the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

PMB SECURITIES CORPORATION
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2008

Not Applicable – The Company is exempt per the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

PMB Securities Corporation
Newport Beach, California

In planning and performing our audit of the financial statements of PMB Securities Corporation as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate an inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear LLP

Long Beach, California
February 18, 2009

PMB SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

(With Independent Auditors' Report Thereon)